Exhibit 99.1

Press Release	Joachim Weith
Senior Vice President
Corporate Communications &
Governmental Affairs

Fresenius Medical Care
Else-Kröner-Straße 1
61352 Bad Homburg
Germany
T +49 6172 608-2101
F +49 6172 608-2294
joachim.weith@fresenius.com
www.freseniusmedicalcare.com

March 11, 2016

Fresenius Medical Care announces proposals for election to the Supervisory Board by the Annual General Meeting on May 12, 2016

The Supervisory Board of Fresenius Medical Care AG & Co. KGaA has decided in its meeting on March 9, 2016, to propose to the Annual General Meeting on May 12, 2016 the following candidates for regular election to the Supervisory Board:

•                 Dr. Gerd Krick, former Chairman of the Management Board of Fresenius AG, Chairman of the Supervisory Board since 1998

•                 Dr. Dieter Schenk, attorney and tax advisor, partner of Noerr LLP, Vice Chairman of the Supervisory Board since 1996

•                 Rolf A. Classon, Chairman of the Board of Directors of Hill-Rom Corp. (formerly Hillenbrand Industries, Inc.), member of the Supervisory Board since 2011

•                 William P. Johnston, former Chairman of the Board of Directors of the Renal Care Group, Inc., member of the Supervisory Board since 2006

•                 Deborah Doyle McWhinney, former Chief Executive Officer and Chief Operating Officer of Citi Enterprise Payments (Citigroup, Inc.)

•                 Pascale Witz, Executive Vice President, Global Diabetes & Cardiovascular, Sanofi S.A.

In case of the election by the Annual General Meeting, two new members, Deborah Doyle McWhinney and Pascale Witz, will join the Supervisory Board. Dr. Walter L. Weisman, member of the Supervisory Board since 1996, as well as Prof. Dr. Bernd Fahrholz, member of the Supervisory Board since 1998, will leave the Supervisory Board following the Annual General Meeting on May 12, 2016.

The Supervisory Board proposes the election of the candidates to the Supervisory Board for a 5 year term until the conclusion of the Annual General Meeting which resolves on the discharge for fiscal year 2020.

It is intended to propose the election of Dr. Gerd Krick as Chairman of the Supervisory Board in case of his reelection as a member of the Supervisory Board.

Dr. Gerd Krick, Dr. Dieter Schenk, Rolf A. Classon and William P. Johnston as well as Dr. Ulf M. Schneider shall continue to be members of the Supervisory Board of Fresenius Medical Care Management AG. Stephan Sturm, Chief Financial Officer of Fresenius, shall be elected as a new member of the Supervisory Board. Dr. Walter L. Weisman will leave the Supervisory Board effective on May 12, 2016.

Fresenius Medical Care Management AG is the General Partner of Fresenius Medical Care AG & Co. KGaA, which acts on its own responsibility, manages the Company and conducts the Company’s business. The Supervisory Board of Fresenius Medical Care Management AG appoints the members of the Management Board of Fresenius Medical Care Management AG.

The invitation and detailed agenda for the Annual General Meeting of Fresenius Medical Care AG & Co. KGaA on May 12, 2016, are expected to be published on March 31, 2016.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which about 2.8 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,418 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 294,381 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of additional medical services in the field of care coordination.

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.